UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:  1-7626

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSIENT TECHNOLOGIES CORPORATION
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sensient Technologies Corporation Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst and Young, LLP

Milwaukee, Wisconsin
June 12, 2013

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$120,252,052	$108,819,994

Contributions receivable from participants	159,524	-
Contributions receivable from Sensient Technologies Corporation	3,447,045	3,021,761
Notes receivable from participants	5,055,167	5,108,293
Total receivables	8,661,736	8,130,054

Net assets available for benefits at fair value	128,913,788	116,950,048

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(336,423)	(288,354)

Net assets available for benefits	$128,577,365	$116,661,694

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012
ADDITIONS:
Contributions:
Participants	$6,314,700
Sensient Technologies Corporation	3,447,045
Rollovers	480,625
Interest income on notes receivable from participants	239,692

Total additions	10,482,062

DEDUCTIONS:
Withdrawals and distributions	(9,210,099)
Administrative expenses	(24,753)

Total deductions	(9,234,852)

Net investment income from Sensient Technologies Corporation Master Trust	10,668,461

Net additions	11,915,671

Net assets available for benefits:
Beginning of year	116,661,694

End of year	$128,577,365

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note A -   Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the Company).  Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees can contribute a portion of their eligible compensation up to the maximum amount prescribed by law. Employees may also contribute amounts representing distributions from other qualified plans.  Employee contributions are 100% vested at all times.  Effective January 1, 2006, Company matching contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures used to reduce the Company contributions for 2012 were $24,000.

Effective January 1, 2010, the Plan was amended and restated.  The amendment permits participants to elect an in-service withdrawal on or after attaining age 59 ½ and provides that employees who are hired (or rehired) on or after January 1, 2010, are automatically enrolled in the Plan at 2% of their compensation pursuant to the Plan’s current terms and shall have their automatic deductions increase by 1% of compensation on each anniversary of their entry date until it reaches 4% of compensation, unless the employee elects a different contribution amount or elects not to participate in the plan.

The plan accepts Roth elective deferrals made on behalf of participants.  The participant’s Roth elective deferrals are allocated to a separate account maintained for such deferrals (the Roth Elective Deferral Account).

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Participants direct the investment of their account balance from both participant and employer contributions, into various investment options offered by the Plan. Participants may revise their investment allocations daily.  If a participant is automatically enrolled, their contributions are invested in the applicable life cycle fund based on the participant’s age until the participant changes their election.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note A –  (continued):

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000.  Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence.  Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter.  Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant.  Interest rates on loans outstanding at December 31, 2012 and 2011, ranged from 4.75% to 10.00%.

Upon separation from service with the Company due to retirement or termination, and if the participant vested account balance is greater than $5,000, the participant may receive their benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000 but equal to or less than $5,000 may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to their vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code (the Code), Treasury regulations and applicable law.

Note B -    Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note B -    (continued):

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the common collective trust fund consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The contract value of the common collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note C -    Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP).  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Common stock is valued at the closing price reported on the major market on which the individual securities are traded. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note C –  (continued):

The fair value of the net assets of the Master Trust as of December 31, 2012 and 2011 is as follows:

	2012	2011

Sensient Technologies Corporation common stock	$54,692,772	$60,492,805
Mutual funds	96,053,567	82,564,268
Common collective trust fund	15,740,507	15,935,812

Net assets in Master Trust at fair value	166,486,846	158,992,885

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(450,451)	(393,039)

Net assets in Master Trust	$166,036,395	$158,599,846

Plan’s investment in Master Trust as a percent of total	72.23%	68.44%

  The net income of the Master Trust for the year ended December 31, 2012, is as follows:

2012

Dividends on Sensient Technologies Corporation common stock	$1,286,537
Interest and other dividends	2,223,587
Net appreciation of investments based on quoted market prices	5,820,127

Net income of Master Trust	$9,330,251

Plan’s equity in net income of the Master Trust	$10,668,461

During the year ended December 31, 2012, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2012

Sensient Technologies Corporation common stock	$(3,615,038)
Mutual funds	9,435,165

Net appreciation in fair value of investments – Master Trust	$5,820,127

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note D –  Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note E –  Benefits Payable:

As of December 31, 2012 and 2011, the Plan had benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid of $3,057 and $38,156, respectively.

Note F –  Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund managed by the Trustee of the Plan. The Plan also invests in common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.  Fees paid by the Plan were $24,753 for the year ended December 31, 2012.

Note G –  Fair Value Measurements:

As of December 31, 2012 and 2011, the Plan’s only assets and liabilities subject to ASC 820 are Sensient Technologies Corporation common stock, mutual fund investments and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2012 market quotes (Level 1 inputs). The fair value of the common collective trust fund is based on the fair value of the underlying investment contracts minus its liabilities as reported by Fidelity (Level 2 inputs).

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2012 and 2011:

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note G –  (continued):

December 31, 2012	Level 1	Level 2	Total

Sensient Technologies Corporation Common Stock	$54,692,772	$-	$54,692,772

Mutual Funds:
Equity	48,747,091	-	48,747,091
Balanced / Life cycle	34,233,693	-	34,233,693
Bond	5,663,291	-	5,663,291
International	4,219,739	-	4,219,739
Money market	3,189,753	-	3,189,753

Common Collective Trust Fund (A)	-	15,740,507	15,740,507

Total assets at fair value	$150,746,339	$15,740,507	$166,486,846

December 31, 2011	Level 1	Level 2	Total

Sensient Technologies Corporation Common Stock	$60,492,805	$-	$60,492,805

Mutual Funds:
Equity	42,069,799	-	42,069,799
Balanced / Life cycle	27,640,786	-	27,640,786
Bond	5,301,238	-	5,301,238
International	3,711,289	-	3,711,289
Money market	3,841,156	-	3,841,156

Common Collective Trust Fund (A)	-	15,935,812	15,935,812

Total assets at fair value	$143,057,073	$15,935,812	$158,992,885

(A)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Note H – Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011

Net assets available for benefits per the financial statements	$128,577,365	$116,661,694
Adjustment from contract value to fair value	336,423	288,354
Benefits payable	(3,057)	(38,156)
Net assets available for benefits per the Form 5500	$128,910,731	$116,911,892

The following is a reconciliation of the net additions in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net additions in net assets available for benefits per the financial statements	$11,915,671
Net adjustments from contract value to fair value	48,069
Benefits payable	35,099
Net increase in net assets available for benefits per the Form 5500	$11,998,839

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2012				Plan 006 EIN 39-0561070

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	Participant Loans	Participant borrowings against their individual account balances, interest rates ranging from 4.75% to 10.00%, and varying maturity dates through 2031. (811 loans outstanding)	$-	$5,055,167

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 12, 2013	By: /s/ John L. Hammond
	Name:	John L. Hammond
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm